October 28, 2005


Mail Stop 3561

Via US Mail and Facsimile

Mr. Greg Smith
Chief Executive Officer and Chief Financial Officer
ERF Wireless, Inc.
2911 South Shore Blvd., Suite 100
League City, Texas 77573

Re:	ERF Wireless, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-27467

Dear Mr. Smith:

We have reviewed your October 14, 2005 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Note 5. Capital Stock

1. We note from your response to our prior comment 6 that you have retroactively restated stockholders` equity to include the 1,000,000 shares of Series A Convertible Preferred Stock as outstanding in all periods presented prior to the merger because the preferred shares were acquired as a step in the acquisition. Given your explanation that the 1,000,000 preferred stock shares acquired on May 15, 2004,
143,800 (post-split) common shares acquired on May 28, 2004, and 1,000,000 common shares issued on September 30, 2004 were all steps in the acquisition, we are unclear as to why the 143,800 common shares are not also presented on the statements of stockholders` equity as outstanding for all periods presented prior to the acquisition. Please explain why these shares were not reflected in the same manner as the other shares exchanged in the reverse merger transaction. We may have further comment upon review of your response.

Form 10-QSB for the quarter ended June 30, 2005

Note 12. Subsequent Events

2. We note from your response to prior comment 7 that you have revised
Note 12 and included the disclosures required by paragraph 51 and
52
of SFAS No. 141. Please revise your disclosure in future filings to include the expected amortization period for the intangible assets identified.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

      Sincerely,


								Linda Cvrkel
								Branch Chief
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Mr. Greg Smith
ERF Wireless, Inc.
October 28, 2005
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